Exhibit (a)(20)

To:	Eligible Employees who hold Incentive Stock Options
From:	Credit Suisse Group
Subject:	Option Reduction Program — Incentive Stock Options
Date:	September 2, 2003

Certain of the options that you hold which are exchangeable in the Credit Suisse Group (“CSG”) Option Reduction Program (the “Program”) are “incentive stock options” (“ISOs”), which are options that meet the requirements set forth in Section 422 of the Internal Revenue Code of 1986, as amended, and consequently are eligible to receive favorable tax treatment. We urge you to read this letter carefully as it contains additional important information regarding the consequences of your participation in the offer.

If you do participate in the offer

In the event that you elect to receive a grant of phantom shares and/or new options (as applicable) in exchange for your ISOs, you will surrender the ISOs along with any preferential tax treatment (e.g., capital gains treatment if certain holding periods are met) associated with the ISOs. However, in contrast to your ISOs, phantom shares and/or new options (as applicable) will not give rise to a tax preference item which could, in the case of an ISO, have Alternative Minimum Tax (AMT) consequences.

The tax treatment of the exchange and the grant of phantom shares and/or new options (as applicable) is set forth in the Offer to Exchange and any amendments thereto (the “Offer to Exchange”), which was previously distributed to you. As disclosed in the Offer to Exchange, all new options will be non-qualified options.

If you do not participate in the offer

If you do not participate in the offer, any eligible options that are ISOs which you do not tender in the offer will remain outstanding and subject to their current terms and conditions.

U.S. tax law and applicable regulations provide that any “modification” of the terms of an ISO is considered a grant of a new option, which could, under certain circumstances, result in a loss of ISO status. The Internal Revenue Services (the “IRS”) has recently issued proposed regulations relating to the treatment of ISOs, in which it clarified its position with respect to ISOs that are exchangeable in an option exchange program. In the discussion of the meaning of a “modification,” the IRS expressly stated in the regulations that the terms of an option are not modified merely because an optionee is offered a change in the terms of the option if such change to the option is not made. Because the proposed regulations are effective for any options granted on or after June 9, 2003, there can be no assurance that the clarification in the proposed regulations would be applicable to ISOs granted prior to such date. If you hold ISOs and do not participate in the offer, you should consult your own tax advisor with respect to the tax consequences of the retention of your ISOs.

The offer will expire at 12:00 midnight (extended from 5 PM), New York City time, on September 9, 2003, after which time you will no longer be able to tender your eligible options, unless the offer is extended. You may cancel or modify your election at any time prior to the expiration of the offer. Please note that to withdraw a previously submitted acceptance, you must use the same method you used to accept the offer.

If you have any questions in connection with the Program, please contact the following individuals or any of the individuals listed on Schedule B of the Offer to Exchange:

Peter Calamari	*105 9586
Shameeza Bharratt	*105 7767
Tom Degennaro	*105 1994
Angelina Gargano	*106 5776
Stanley Wexler	*105 7820

In connection with the exchange offer, Credit Suisse Group (“CSG”) filed a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”) on August 6, 2003. Holders of CSG options are strongly advised to read the Schedule TO and any amendments thereto, the Offer to Exchange which holders of CSG options have received and which is also attached to the Schedule TO as Exhibit (a)(1), and other documents related to the exchange offer which may be filed with the SEC when they become available, because all of these documents contain important information. Holders of CSG options may obtain these documents for free, when available, at the SEC’s website at www.sec.gov or from CSG’s Human Resources Department.

Cautionary Statement Regarding Forward-looking Information
This communication contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission. CSG disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as may be required by applicable law.